UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 20, 2013, entitled "Statoil: Concept selection for the Johan Sverdrup field early in 2014 ".

Statoil: Concept selection for the Johan Sverdrup field early in 2014

Statoil ASA (OSE:STL, NYSE:STO) and the partners in the Johan Sverdrup field in the North Sea continue their work to evaluate and optimise the field development concept. The final decision regarding concept selection will be made early in 2014.

At the same time, the partnership is working to award a contract for front-end engineering and design – FEED.

“We need to make the final clarifications and give the individual companies the opportunity to make a proper consideration. At the same time, the partners agree that we should award the FEED contract at soon as possible in order to keep momentum,” says Øivind Reinertsen, senior vice president for the Johan Sverdrup field.

The plan is to have the plan for development and operation (PDO)approved during the Norwegian Parliament’s (Stortinget) spring session of 2015. Production start-up is expected at the end of 2019.

The resource estimate for the field is between 1.8 – 2.9 billion barrels of oil equivalent.

Facts about the Johan Sverdrup field (PL 265, PL 501 and PL502):

  Johan Sverdrup is an oil field.
  Johan Sverdrup consists of a combined discovery which makes up one field.
  Location: Utsira High in the North Sea, 140 kilometres west from Stavanger.
  The water depth is 110 metres, and the reservoir depth is 1,900 metres.
  We expect approval of the plan for development and operation (PDO) during the Norwegian Parliament’s (Stortinget) spring session in 2015.
  Production start is expected at the end of 2019.
  The field has a production horizon until 2050.
  As part of the design basis it was decided early in 2013 that the field will be developed in phases. The first phase is the establishment of a field centre consisting of four platforms.
  It is recommended to transport the oil via pipeline to the Mongstad terminal in Hordaland, and to transport the gas to Statpipe and then further to the Kårstø processing plant in northern Rogaland.
  The field will receive power from land.

Partners:

  PL 501: Lundin Norway (operator - 40%), Statoil (40%), Maersk Oil (20%)
  PL 265: Statoil (operator - 40%), Petoro (30%), Det norske oljeselskap (20%), Lundin Norway (10%)
  PL 502: Statoil (operator – 44.44%), Petoro (33.33%), Det norske oljeselskap (22.22%)

Contacts

Investor relations
Hilde Merete Nafstad, senior vice president, investor relations
Tel: +47 957 83 911

Morten Sven Johannessen, vice president, investor relations North America
Tel: +203 570 2524

Media relations
Ørjan Heradstvedt,
media contact Tel: +47 917 78 161

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 20, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer